Exhibit 99.1

Genmab Announces Financial Results for the First Quarter of 2024

May 2, 2024 Copenhagen, Denmark;

Interim Report for the First Quarter Ended March 31, 2024

Highlights

●	The U.S. Food and Drug Administration (U.S. FDA) granted Priority Review for the supplemental Biologics License Application (sBLA) for EPKINLY® (epcoritamab-bysp) for the treatment of adult patients with relapsed or refractory follicular lymphoma (FL) after two or more lines of systemic therapy, with a Prescription Drug User Fee Act (PDUFA) target action date of June 28, 2024
●	An additional Phase 3 clinical trial was initiated, evaluating epcoritamab in combination with rituximab and lenalidomide compared to chemoimmunotherapy in previously untreated follicular lymphoma
●	The U.S. FDA accepted for Priority Review the sBLA seeking to convert the accelerated approval of Tivdak® (tisotumab vedotin-tftv) to full approval, for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after first-line therapy
●	Genmab announced the decision of its arbitration appeal under its daratumumab license agreement with Janssen Biotech, Inc. (Janssen)
●	Genmab revenue increased 46% compared to the first quarter of 2023, to DKK 4,143 million

“The acceptance for Priority Review by the U.S. FDA of the sBLAs for EPKINLY and Tivdak that we received in the first quarter are important events that support our commitment to continue to deliver innovative treatment options that have the potential to profoundly impact the lives of patients. These regulatory acceptances for priority review also reflect our dedication to working with our partners, AbbVie Inc. (AbbVie) and Pfizer Inc. (Pfizer) to expand the labels for EPKINLY and Tivdak, respectively, in order to maximize the potential of both medicines and bring them to as many patients in need of alternative therapeutic options as possible,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Quarter of 2024

●	Revenue was DKK 4,143 million for the first three months of 2024 compared to DKK 2,834 million for the first three months of 2023. The increase of DKK 1,309 million, or 46%, was primarily driven by higher DARZALEX® and Kesimpta® royalties achieved under our collaborations with Janssen and Novartis Pharma AG (Novartis), respectively, EPKINLY net product sales, and a milestone achieved under our collaboration with AbbVie.
●	Royalty revenue was DKK 3,104 million in the first three months of 2024 compared to DKK 2,408 million in the first three months of 2023, an increase of DKK 696 million, or 29%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta.
●	Net sales of DARZALEX (daratumumab), including sales of the subcutaneous (SC) product (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.) by Janssen were USD 2,692 million in the first three months of 2024 compared to USD 2,264 million in the first three months of 2023, an increase of USD 428 million or 19%.
●	Total costs and operating expenses were DKK 3,342 million in the first three months of 2024 compared to DKK 2,417 million in the first three months of 2023. The increase of DKK 925 million, or 38%, was driven by the expansion of our product pipeline, EPKINLY post launch

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 1/38
2500 Valby, Denmark		CVR no. 2102 3884

Genmab Announces Financial Results for the First Quarter of 2024

activities in the U.S. and Japan, the continued development of Genmab’s broader organizational capabilities and related increase in team members to support these activities, as well as profit-sharing amounts payable to AbbVie related to EPKINLY sales.
●	Operating profit was DKK 801 million in the first three months of 2024 compared to DKK 417 million in the first three months of 2023.
●	Net financial items resulted in income of DKK 915 million for the first three months of 2024 compared to an expense of DKK 151 million in the first three months of 2023. The increase of DKK 1,066 million was primarily driven by movements in USD to DKK foreign exchange rates impacting Genmab’s USD denominated cash and cash equivalents and marketable securities, with strengthening of the USD/DKK rate in the first three months of 2024 compared to the weakening of the USD/DKK rate in the first three months of 2023.

Subsequent Event

●	April: Genmab and ProfoundBio, Inc. (ProfoundBio) announced that the companies have entered into a definitive agreement for Genmab to acquire ProfoundBio in an all-cash transaction. The acquisition will give Genmab worldwide rights to three candidates in clinical development, including rinatabart sesutecan (Rina-S), plus ProfoundBio’s novel antibody-drug conjugate (ADC) technology platforms. Genmab will acquire ProfoundBio for USD 1.8 billion in cash, payable at closing (subject to adjustment for ProfoundBio’s closing net debt and transaction expenses). The proposed transaction is expected to close in the first half of 2024. The closing of the proposed transaction is subject to the satisfaction of customary closing conditions.

Outlook

Genmab is maintaining its 2024 financial guidance published on February 14, 2024.

Following the announcement of the proposed acquisition of ProfoundBio, Genmab’s operating expenses before expenses incurred by it in connection with the proposed transaction are now anticipated to be at or moderately above the upper end of the previously disclosed guidance range of DKK 12.4 -13.4 billion. The anticipated increase reflects the incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S. Genmab’s revenue guidance is unchanged and expected to be in the previously disclosed guidance range of DKK 18.7 – 20.5 billion.

We expect to update our guidance no later than in connection with our second quarter 2024 earnings.

Conference Call

Genmab will hold a conference call to discuss the results for the first quarter of 2024 today, Thursday, May 2, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register.vevent.com/register/BIcaf0da755ddb4d7f81f4dd2c0229135e. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 2/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 3/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

CONSOLIDATED KEY FIGURES

	Three Months Ended
(DKK million)	March 31,		Full Year
Income Statement	2024	2023	2023
Revenue	4,143	2,834	16,474
Cost of product sales	(185)	—	(226)
Research and development expenses	(2,300)	(1,741)	(7,630)
Selling, general and administrative expenses	(857)	(676)	(3,297)
Total costs and operating expenses	(3,342)	(2,417)	(11,153)
Operating profit	801	417	5,321
Net financial items	915	(151)	316
Net profit	1,325	210	4,352

Balance Sheet
Marketable securities	14,914	12,256	13,268
Cash and cash equivalents	14,670	12,288	14,867
Total non-current assets	2,311	2,163	2,150
Total assets	36,680	30,219	35,289
Shareholders' equity	32,497	27,015	31,610
Share capital	66	66	66

Cash Flow Statement
Cash flow from operating activities	1,513	3,235	7,380
Cash flow from investing activities	(1,441)	(13)	(1,282)
Cash flow from financing activities	(595)	(611)	(606)
Investment in intangible assets	—	—	(10)
Investment in tangible assets	(28)	(104)	(366)

Financial Ratios and Other Information
Basic net profit per share	20.29	3.21	66.64
Diluted net profit per share	20.18	3.19	66.02
Period-end share market price	2,084	2,589	2,155
Price / book value	4.23	6.33	4.50
Shareholders' equity per share	492.38	409.32	478.94
Equity ratio	89%	89%	90%
Shares outstanding	66,122,964	65,985,932	66,074,535
Average number of employees (FTE*)	2,266	1,795	2,011
Number of employees (FTE) at the end of the period	2,286	1,846	2,204

* Full-time equivalent or team members

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 4/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

OUTLOOK

2024
(DKK million)	Guidance
Revenue	18,700 - 20,500
Royalties	15,600 - 16,700
Net product sales/Collaboration revenue*	1,700 - 2,200
Milestones/Reimbursement revenue	1,400 - 1,600
Gross profit**	18,000 - 19,500
Operating expenses**	(12,400) - (13,400)
Operating profit	4,600 - 7,100

*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S.

**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range

Genmab is maintaining its 2024 financial guidance published February 14, 2024.

Following the announcement of the proposed acquisition of ProfoundBio, Genmab’s operating expenses before expenses incurred by it in connection with the proposed transaction are now anticipated to be at or moderately above the upper end of the previously disclosed guidance range of DKK 12.4 -13.4 billion. The anticipated increase reflects the incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S. Genmab’s revenue guidance is unchanged and expected to be in the previously disclosed guidance range of DKK 18.7 – 20.5 billion.

We expect to update our guidance no later than in connection with our second quarter 2024 earnings.

Revenue

Genmab expects its 2024 revenue to be in the range of DKK 18.7 – 20.5 billion, compared to DKK 16.5 billion in 2023. Our revenue in 2023 was driven primarily by DARZALEX royalties due to the continued strong growth of DARZALEX net sales, partially offset by negative exchange rate movements between the USD and DKK and the negative impact of applying the DARZALEX contractual annual Currency Hedge Rate.

Genmab’s projected revenue growth for 2024 is driven by higher royalties, net product sales and collaboration revenue. Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. Net product sales and collaboration revenue growth are driven by strong performance for both Tivdak and EPKINLY. Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (50% gross profit share) in the U.S.

Genmab’s projected revenue for 2024 primarily consists of DARZALEX royalties of DKK 12.6 – 13.3 billion. Such royalties are based on estimated DARZALEX 2024 net sales of USD 10.9 – 11.5 billion compared to actual net sales in 2023 of approximately USD 9.7 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales as well as royalty reduction in countries and territories where there are no Genmab patents.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 5/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

The remainder of Genmab’s revenue consists of royalties from Kesimpta, TEPEZZA®, RYBREVANT®, TECVAYLI®, TALVEY® and TEPKINLY®, net product sales and collaboration revenue from EPKINLY/TEPKINLY and Tivdak, reimbursement revenue and milestones.

Operating Expenses

Genmab anticipates its 2024 operating expenses to be in the range of DKK 12.4 – 13.4 billion, compared to DKK 10.9 billion in 2023. The growth in operating expenses is to support Genmab’s continued portfolio advancement and investing for future product launches, including epcoritamab.

Operating Profit

Genmab expects its 2024 operating profit to be in the range of DKK 4.6 – 7.1 billion, compared to DKK 5.3 billion in 2023.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2024 guidance assumes a USD / DKK exchange rate of 6.8). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2024 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2024 Guidance and Key 2024 Priorities in this interim report.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI and TALVEY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

KEY 2024 PRIORITIES

Bring Our Own Medicines to Patients	EPKINLY[1] ● Initiate three Phase 3 trials ● Expand label to include relapsed/refractory FL
Tivdak[2] ● Initiate Phase 3 study in head and neck cancer
Execute successful launches and growth in key markets
Build World-class Differentiated Pipeline	Acasunlimab (GEN1046/BNT311, DuoBody®-PD-L1x4-1BB)[3] ● Initiate Phase 3 study (second line non-small cell lung cancer (NSCLC))
GEN1042 (DuoBody-CD40x4-1BB)[3] ● Phase 2 data and determine next steps

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 6/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Expand and advance proprietary clinical product portfolio

Invest in Our People & Culture	Further scale organization aligned with differentiated antibody product portfolio growth and future launches

Become a Leading Integrated Biotech Innovation Powerhouse	Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Co-development w/ Pfizer; 3. Co-development w/ BioNTech

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST QUARTER OF 2024

At the end of the first quarter of 2024, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of ten antibodies in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer, and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple preclinical programs. An overview of the development status of our approved medicines and of each of our investigational medicines is provided in the following section, including updates for the first quarter of 2024. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (U.S. SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab Proprietary Products1

Approved Medicines

Approved Product	Target	Developed By	Disease Indication
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie

Approved in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 7/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

refractory large B-cell lymphoma (LBCL) after two or more lines of systemic therapy[2]
Tivdak (tisotumab vedotin-tftv)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in the U.S. for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy[2]

1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to relevant local prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicines

Product	Developed By	Disease Indications	Most Advanced Development Phase (Preclinical / 1 / 2 / 3)
Epcoritamab	Co-development Genmab / AbbVie	Relapsed/refractory DLBCL	
		Relapsed/refractory FL	
		First line DLBCL	
		First line FL	
		B-cell non-Hodgkin's lymphoma (NHL)	
		Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome	
		Aggressive mature B-cell neoplasms in pediatric patients	
Tisotumab vedotin	Co-development Genmab / Pfizer	Cervical cancer	
		Solid tumors	
Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)	Co-development Genmab / BioNTech	NSCLC	
		Advanced endometrial cancer	
		Solid tumors	
DuoBody-CD40x4-1BB (GEN1042/BNT312)	Co-development Genmab / BioNTech	Solid tumors	
HexaBody®-CD38 (GEN3014)	Genmab*	Hematologic malignancies	
DuoBody-CD3xB7H4 (GEN1047)	Genmab	Solid tumors	
DuoBody-CD3xCD30 (GEN3017)	Genmab	Relapsed/refractory Hodgkin lymphoma & NHL	
HexaBody-CD27 (GEN1053/BNT313)	Co-development Genmab / BioNTech	Solid tumors	
DuoBody-EpCAMx4-1BB (GEN1059/BNT314)	Co-development Genmab / BioNTech	Solid tumors	
GEN1056 (BNT322)	Co-development Genmab / BioNTech	Solid tumors

*Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

EPKINLY/TEPKINLY (epcoritamab) – Approved in territories including the U.S., Europe, and Japan

●	SC bispecific antibody created using Genmab’s DuoBody technology platform
●	Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories; see local prescribing information for specific indications and safety information

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 8/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

●	These approvals were based on data from the relapsed/refractory LBCL cohort of the pivotal EPCORE™ NHL-1 trial (NCT03625037). The approval in Japan was also based on the EPCORE NHL-3 trial (NCT04542824)
●	Regulatory submissions for epcoritamab for the treatment of relapsed/refractory FL are currently under review in the U.S., Europe, and Japan
●	Multiple clinical trials are ongoing across different settings and histologies, including four Phase 3 trials, with more trials in planning
●	Co-developed and co-commercialized in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for precise indications. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including four ongoing Phase 3 trials and additional trials in planning.

Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.

First Quarter 2024 Updates

●	March: Genmab submitted a supplemental Japan New Drug Application (J-NDA) to the Ministry of Health, Labor and Welfare in Japan for SC EPKINLY for the treatment of relapsed or refractory FL after two or more lines of systemic therapy. The application was supported by data from the FL cohort of the EPCORE NHL-1 trial and the EPCORE NHL-3 trial.
●	February: The U.S. FDA granted Priority Review for the sBLA for epcoritamab-bysp for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The U.S. FDA has assigned a PDUFA target action date of June 28, 2024. The submission was supported by data from the FL cohort of the EPCORE NHL-1 trial.
●	February: A new Phase 3 clinical trial was initiated, evaluating the safety and efficacy of SC epcoritamab in combination with rituximab and lenalidomide compared to chemoimmunotherapy in previously untreated FL (EPCORE FL-2, NCT06191744).
●	February: Multiple data presentations, including oral presentations, at the 21st Annual Meeting of the Japanese Society of Medical Oncology (JSMO).

Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved ADC for recurrent or metastatic cervical cancer

●	An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for tisotumab vedotin-tftv, marketed as Tivdak, as the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA accelerated approval was based on data from the innovaTV 204 (NCT03438396) clinical trial

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 9/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

●	Regulatory submissions for tisotumab for the treatment of recurrent or metastatic cervical cancer are currently under review in both the U.S. and in Europe, based on a confirmatory Phase 3 trial (innovaTV 301, NCT04697628)
●	Clinical trials in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer

Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin-tftv, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 profit split. In other markets, Pfizer will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. The companies have additional ongoing clinical trials for Tivdak, including a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer, which is the basis of regulatory submissions in both the U.S. and in Europe. The innovaTV 301 China extension trial (ZL-1309-002, NCT05866354) is also ongoing, in collaboration with Zai Lab Limited under their agreement with Pfizer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

First Quarter 2024 Updates

●	March: The U.S. National Comprehensive Cancer Network® (NCCN®) updated their Clinical Practice Guidelines in Oncology for Vaginal Cancer to include tisotumab vedotin-tftv under “Other Recommended Regimens” as second-line or subsequent systemic therapy for patients with recurrent or metastatic squamous cell carcinoma/adenocarcinoma primary vaginal cancer.
●	March: Multiple data presentations, including a late-breaking oral presentation, at the Society of Gynecologic Oncology (SGO) 2024 Annual Meeting.
●	February: The European Medicines Agency validated for review the marketing authorization application of tisotumab vedotin for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after systemic therapy.
●	January: The U.S. FDA accepted the sBLA seeking to convert the accelerated approval of Tivdak to full approval for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after first-line therapy. The application was granted Priority Review with a PDUFA action date of May 9, 2024.

Acasunlimab (GEN1046/BNT311) – Bispecific next-generation immunotherapy

●	Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Clinical trials in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 10/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for acasunlimab on a 50:50 basis. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Acasunlimab is currently in Phase 2 clinical development. Based on encouraging data from the Phase 2 trial in NSCLC (NCT05117242), we are engaging with health authorities to determine next steps for the program.

GEN1042 (BNT312) – Potential first-in-class bispecific agonistic antibody

●	Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Multiple clinical trials in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance activation of both dendritic cells and antigen-dependent T-cells. Three clinical trials of GEN1042 in solid tumors are ongoing.

GEN3014 – HexaBody-based investigational medicine with potential in hematological malignancies

●	Antibody targeting CD38, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT04824794) in relapsed/refractory multiple myeloma and other hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with Janssen

GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. GEN3014 is a second generation CD38 targeting lgG1 antibody with a hexamerization-enhancing modification. GEN3014 is designed to induce antitumor activity through highly potent complement-dependent cytotoxicity (CDC) and antitumor activity, which is enhanced compared to daratumumab as demonstrated in previously presented preclinical data and is effective at a wider range of target expression levels. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hematologic malignancies is ongoing and includes a cohort comparing GEN3014 to daratumumab in CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

GEN1047 – Bispecific antibody with potential in solid tumors

●	Bispecific antibody targeting CD3 and B7H4, created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT05180474) in malignant solid tumors ongoing

GEN1047 (DuoBody-CD3xB7H4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is a tumor associated antigen expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, GEN1047

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 11/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. GEN1047 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical trial of GEN1047 in malignant solid tumors is ongoing and currently in the dose-expansion phase.

GEN3017 – DuoBody-based investigational therapy in the clinic

●	Bispecific antibody targeting CD3 and CD30, created using Genmab’s DuoBody technology platform
●	Phase 1 clinical trial (NCT06018129) in relapsed or refractory classical Hodgkin lymphoma and NHL ongoing

GEN3017 (DuoBody-CD3xCD30) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. CD30 is highly expressed in multiple hematologic malignancies, including classical Hodgkin lymphoma and anaplastic large cell lymphoma. In preclinical studies, GEN3017 induced potent T-cell mediated cytotoxicity of CD30-expressing tumor cells, which was associated with induction of CD4+ and CD8+ T-cell activation, proliferation, and cytokine production. GEN3017 is being developed for the potential treatment of certain hematological malignancies. A Phase 1/2 clinical trial of GEN3017 in relapsed or refractory classical Hodgkin lymphoma and NHL is ongoing.

GEN1053 (BNT313) – HexaBody-based investigational medicine with potential in solid tumors

●	Antibody targeting CD27, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT05435339) in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1053 (HexaBody-CD27, BNT313) is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to induce CD27 clustering on T cells and thus to enhance T cell activation. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1053 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1053 in solid tumors is ongoing.

GEN1059 (BNT314) – Bispecific antibody with potential in solid tumors

●	Bispecific antibody targeting EpCAM and 4-1BB, created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT06150183) in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1059 (DuoBody-EpCAMx4-1BB, BNT314), jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a proprietary bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. GEN1059 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1059 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1059 in solid tumors is ongoing.

First Quarter 2024 Update

●	January: The first patient was treated in the first-in-human Phase 1/2 trial of GEN1059 in advanced or metastatic solid tumors.

GEN1056 (BNT322) – First-in-human trial ongoing

●	Phase 1 clinical trial (NCT05586321) in solid tumors ongoing

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 12/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

●	Co-developed in collaboration with BioNTech

GEN1056 (BNT322) is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors. A first-in-human Phase 1 clinical study of GEN1056 in patients with advanced solid tumors is ongoing.

Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
●	Multiple new Investigational New Drug (IND) applications expected to be submitted over the coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.

Programs Incorporating Genmab’s Innovation and Technology1

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines.

The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

Approved Medicines1

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	Multiple myeloma[2]
Light-chain (AL) Amyloidosis[2]

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 13/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)[2]
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen) (under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease (TED)[2]
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC[2]
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]
TALVEY (talquetamab/talquetamab-tgvs)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]

1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicines, ≥ Phase 2 Development

*UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol-Myers Squibb.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 14/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
●	First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
●	Net sales of DARZALEX by Janssen were USD 2,692 million in the first three months of 2024

Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by Janssen under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no patents. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved for the treatment of RMS

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., Europe and Japan for the treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a royalty to Medarex based on Kesimpta sales.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 15/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of TED

●	Developed and commercialized by Amgen for the treatment of TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab-trbw, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product was subsequently conducted by Horizon under a sublicense from Roche. In October 2023, Amgen completed its acquisition of Horizon, including the rights to all commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab) – First regulatory approvals for a DuoBody-based medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was co-discovered. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received the first approvals in the U.S., Europe, and other markets for amivantamab, marketed as RYBREVANT, for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Genmab pays a royalty to Medarex based on RYBREVANT net sales.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 16/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the European Commission for subcutaneously administered teclistamab, marketed as TECVAYLI, as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received U.S. FDA approval of TECVAYLI (teclistamab-cqyv) for the treatment of adult patients with relapsed or refractory multiple myeloma, who previously received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory drug and a CD38 monoclonal antibody.

TECVAYLI is the second therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

TALVEY (talquetamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Fourth approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of TALVEY

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells.

In August 2023, Janssen received accelerated approval from the U.S. FDA for subcutaneously administered talquetamab-tgvs, marketed as TALVEY, for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least four prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and a CD38 antibody. Subsequently Janssen received conditional marketing authorization from the EC for TALVEY for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody, and have demonstrated disease progression on the last therapy.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 17/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

TALVEY is the fourth therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization, and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2023 Annual Report filed with NASDAQ Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2024. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”.

Revenue

Genmab’s revenue was DKK 4,143 million for the first three months of 2024 compared to DKK 2,834 million for the first three months of 2023. The increase of DKK 1,309 million, or 46%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, EPKINLY net product sales and a milestone achieved under our collaboration with AbbVie.

	Three Months Ended
	March 31,
(DKK million)	2024	2023
Royalties	3,104	2,408
Reimbursement revenue	280	255
Milestone revenue	343	104
Collaboration revenue	93	67
Net product sales	323	—
Total revenue	4,143	2,834

Royalties

Royalty revenue amounted to DKK 3,104 million in the first three months of 2024 compared to DKK 2,408 million in the first three months of 2023. The increase of DKK 696 million, or 29%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with Janssen and ofatumumab collaboration with Novartis. The table below summarizes Genmab’s royalty revenue by product.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 18/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

	Three Months Ended
	March 31,
(DKK million)	2024	2023
DARZALEX	2,382	1,932
Kesimpta	437	266
TEPEZZA	181	166
Other	104	44
Total royalties	3,104	2,408

Net sales of DARZALEX by Janssen were USD 2,692 million in the first three months of 2024 compared to USD 2,264 million in the first three months of 2023. The increase of USD 428 million, or 19%, was driven by market share gains in all regions. Royalty revenue on net sales of DARZALEX was DKK 2,382 million in the first three months of 2024 compared to DKK 1,932 million in the first three months of 2023, an increase of DKK 450 million. The percentage increase in royalties of 23% is higher than the percentage increase in the underlying net sales primarily due to a higher effective royalty rate and a decrease in Genmab’s effective rate of Halozyme royalty deductions in connection with the SC product net sales following the expiration of Halozyme’s patents in the EU in March 2024, partly offset by a lower average exchange rate between the USD and DKK and an increase in royalty reductions on net sales in countries and territories where there are no patent protections.

Net sales of Kesimpta by Novartis were USD 637 million in the first three months of 2024 compared to USD 384 million in the first three months of 2023. The increase of USD 253 million, or 66%, was primarily driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was DKK 437 million in the first three months of 2024 compared to DKK 266 million in the first three months of 2023, an increase of DKK 171 million, or 64%.

Royalty revenue on estimated net sales of TEPEZZA was DKK 181 million in the first three months of 2024 compared to DKK 166 million in the first three months of 2023, an increase of DKK 15 million, or 9%.

Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. These royalties were not material for the first three months of 2024 or 2023.

Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales and the level of royalty deductions on net sales in countries and territories where there is no patent protection.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 280 million in the first three months of 2024 compared to DKK 255 million in the first three months of 2023. The increase of DKK 25 million, or 10%, was primarily driven by higher activities under our collaboration agreements with BioNTech for acasunlimab and DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 343 million in the first three months of 2024 compared to DKK 104 million in the first three months of 2023, an increase of DKK 239 million primarily driven by an AbbVie milestone

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 19/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

achieved related to the U.S. FDA granting Priority Review for the sBLA for EPKINLY for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

Collaboration revenue was DKK 93 million in the first three months of 2024 compared to DKK 67 million in the first three months of 2023, an increase of DKK 26 million, or 39%, primarily driven by an increase in net sales of TIVDAK.

Net Product Sales

Net product sales were DKK 323 million in the first three months of 2024. EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023. As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during the first three months of 2023.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Cost of Product Sales

Genmab recognized cost of product sales of DKK 185 million in the first three months of 2024. Cost of product sales related to EPKINLY sales is primarily comprised of profit-sharing amounts payable to AbbVie of DKK 156 million as well as product costs. There were no cost of product sales recognized during the first three months of 2023, as EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023.

Cost of product sales accounted for 5% of total costs and operating expenses in the first three months of 2024. There were no cost of product sales recognized during the first three months of 2023, as EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023.

Research and Development Expenses

Research and development expenses amounted to DKK 2,300 million in the first three months of 2024 compared to DKK 1,741 million in the first three months of 2023. The increase of DKK 559 million, or 32%, was driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, increased activities of DuoBody-CD40x4-1BB and acasunlimab under our collaboration with BioNTech and DuoBody-CD3xCD30, further progression of pipeline products, and the increase in team members to support the continued expansion of our product portfolio.

Research and development expenses accounted for 69% of total costs and operating expenses in the first three months of 2024 compared to 72% in the first three months of 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 857 million in the first three months of 2024 compared to DKK 676 million in the first three months of 2023. The increase of DKK 181 million, or 27%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support EPKINLY in the U.S. and Japan post launch, and the investment in Genmab’s broader organizational capabilities.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 20/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Selling, general and administrative expenses accounted for 26% of total costs and operating expenses in the first three months of 2024 compared to 28% for the first three months of 2023.

Operating Profit

Operating profit was DKK 801 million in the first three months of 2024 compared to DKK 417 million in the first three months of 2023.

Net Financial Items

Net financial items includes the following:

	Three Months Ended
	March 31,
(DKK million)	2024	2023
Interest and other financial income	295	192
Gain on marketable securities, net	43	85
Gain on other investments, net	—	7
Foreign exchange rate gain, net	590	—
Total financial income	928	284

Interest and other financial expenses	(7)	(6)
Loss on other investments, net	(6)	—
Foreign exchange rate loss, net	—	(429)
Total financial expenses	(13)	(435)
Net financial items	915	(151)

Interest Income

Interest income was DKK 295 million in the first three months of 2024 compared to DKK 192 million in the first three months of 2023. The increase of DKK 103 million was primarily driven by higher cash and cash equivalents and marketable securities, as well as higher interest rates on USD denominated marketable securities in 2024 versus 2023.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net was DKK 590 million in the first three months of 2024 compared to foreign exchange rate loss, net of DKK 429 million in the first three months of 2023. The USD strengthened against the DKK in the first three months of 2024, positively impacting our USD denominated securities and cash holdings. The USD weakened against the DKK in the first three months of 2023, negatively impacting our USD denominated securities and cash holdings.

	March 31, 2024	December 31, 2023	March 31, 2023	December 31, 2022

USD/DKK Foreign Exchange Rates	6.8955	6.7447	6.8492	6.9722

% Increase/(decrease) from prior year-end	2.2%		(1.8)%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 43 million in the first three months of 2024 compared to gain on marketable securities, net of DKK 85 million in the first three months of 2023. The decrease of DKK 42

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 21/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

million was primarily driven by the change in interest rate outlooks for the U.S. and to a lesser extent for the EU.

Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

Corporate tax expense for the first three months of 2024 was DKK 391 million compared to DKK 56 million for the first three months of 2023. The increase in corporate tax expense is primarily the result of Genmab’s higher net profit before tax and an increase in the estimated annual effective tax rate in the first three months of 2024 to 22.8% from 21.2% in the first three months of 2023. The increase in Genmab’s annual effective tax rate was driven by the impact of taxable differences which attributed to an increase in the current provision compared to 2023.

Net Profit

Net profit for the first three months of 2024 was DKK 1,325 million compared to DKK 210 million in the first three months of 2023. The increase was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	March 31, 2024	December 31, 2023
Marketable securities	14,914	13,268
Cash and cash equivalents	14,670	14,867
Shareholders' equity	32,497	31,610

	Three Months Ended
	March 31,
Cash Flow (DKK million)	2024	2023
Cash provided by operating activities	1,513	3,235
Cash (used in) investing activities	(1,441)	(13)
Cash (used in) financing activities	(595)	(611)
Increase (decrease) in cash and cash equivalents	(523)	2,611

Exchange Rate adjustments	326	(216)

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities decreased in the first three months of 2024 compared to the first three months of 2023, primarily driven by significant AbbVie milestones achieved in 2022 with related cash received during the first three months of 2023.

Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. The increase in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities to a greater extent during the first three months of 2024 compared to the first three months of 2023.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 22/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Restricted Stock Units (RSUs). The decrease in net cash (used in) financing activities between the periods is primarily driven by higher proceeds from the exercise of warrants of DKK 59 million in the first three months of 2024 compared to DKK 32 million in the first three months of 2023.

Genmab’s USD denominated cash and cash equivalents, and marketable securities represented 90% of Genmab’s total cash and cash equivalents, and marketable securities as of March 31, 2024, and as of December 31, 2023.

Cash and cash equivalents included short-term marketable securities of DKK 897 as of March 31, 2024, compared to DKK 1,353 million as of December 31, 2023. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

Balance Sheet

As of March 31, 2024, total assets were DKK 36,680 million compared to DKK 35,289 million on December 31, 2023. As of March 31, 2024, assets were mainly comprised of marketable securities of DKK 14,914 million, cash and cash equivalents of DKK 14,670 million and current receivables of DKK 4,679 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.

As of March 31, 2024, total liabilities were DKK 4,183 million compared to DKK 3,679 million on December 31, 2023. The increase in total liabilities of DKK 504 million, or 14%, was primarily driven by accruals related to the expansion of our product pipeline, and an increase in lease liabilities for the commencement of a lease in the U.S. with respect to office and laboratory space.

Shareholders’ equity as of March 31, 2024, was DKK 32,497 million compared to DKK 31,610 million on December 31, 2023. The increase of DKK 887 million, or 3%, was primarily driven by Genmab’s net profit for the period and share-based compensation expenses, partly offset by the purchase of treasury shares. Genmab’s equity ratio was 89% as of March 31, 2024, compared to 90% as of December 31, 2023.

Team Members

As of March 31, 2024, the total number of team members was 2,286 compared to 1,846 as of March 31, 2023. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for EPKINLY in the U.S. and Japan post launch activities, and broader organizational capabilities.

	Three Months Ended
	March 31,
Team Members	2024	2023
Research and development team members	1,601	1,293
Selling, general and administrative team members	685	553
Total team members	2,286	1,846

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 23/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Legal Matters – Janssen Binding Arbitrations

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters in favor of Janssen. Genmab did not seek a review of the award, and the award is final.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen with claims for milestone payments for daratumumab SC of USD 405 million and a separate 13-year royalty term for daratumumab SC on a country-by-country basis, from the date of the first commercial sale of daratumumab SC in each such country. This second arbitration followed from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

On April 21, 2023, the arbitral tribunal dismissed Genmab’s claims regarding the second arbitration, on the basis that these claims should have been brought in the first arbitration. One arbitrator dissented. Genmab filed a request for review of the award, which was denied on January 23, 2024. As a result, the dismissal of Genmab’s claims in the second arbitration is now final.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 24/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Income Statement		Three Months Ended
		March 31,
	Note	2024	2023
(DKK million)

Revenue	2	4,143	2,834

Cost of product sales		(185)	—
Research and development expenses		(2,300)	(1,741)
Selling, general and administrative expenses		(857)	(676)
Total costs and operating expenses		(3,342)	(2,417)

Operating profit		801	417

Financial income	4	928	284
Financial expenses	4	(13)	(435)

Net profit before tax		1,716	266

Corporate tax		(391)	(56)

Net profit		1,325	210

Basic net profit per share		20.29	3.21
Diluted net profit per share		20.18	3.19

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		48	19

Total comprehensive income		1,373	229

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 25/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

CONSOLIDATED BALANCE SHEETS

		March 31,	December 31,
	Note	2024	2023
(DKK million)
ASSETS

Intangible assets		23	101
Property and equipment		937	955
Right-of-use assets	7	923	686
Receivables		63	62
Deferred tax assets		212	212
Other investments	3	153	134

Total non-current assets		2,311	2,150

Inventories		106	57
Receivables		4,679	4,947
Marketable securities	3	14,914	13,268
Cash and cash equivalents		14,670	14,867

Total current assets		34,369	33,139

Total assets		36,680	35,289

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,520	12,461
Other reserves		108	60
Retained earnings		19,803	19,023

Total shareholders' equity		32,497	31,610

Lease liabilities	7	918	680
Deferred revenue	2	480	480
Other payables		26	35

Total non-current liabilities		1,424	1,195

Corporate tax payable		122	54
Lease liabilities	7	92	90
Deferred revenue	2	33	33
Other payables		2,512	2,307

Total current liabilities		2,759	2,484

Total liabilities		4,183	3,679

Total shareholders' equity and liabilities		36,680	35,289

Share-based payments	5
Related parties	6
Subsequent events to the balance sheet date	8

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 26/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
		March 31,
	Note	2024	2023
(DKK million)

Net profit before tax		1,716	266

Financial items, net		(915)	151
Adjustments for non-cash transactions		323	187
Changes in operating assets and liabilities		419	2,857

Cash flows from operating activities before financial items		1,543	3,461

Interest received		301	179
Interest elements of lease payments	7	(7)	(5)
Corporate taxes paid		(324)	(400)

Net cash provided by operating activities		1,513	3,235

Investment in tangible assets		(28)	(104)
Marketable securities bought		(4,533)	(2,874)
Marketable securities sold		3,141	2,967
Other investments bought		(21)	(2)

Net cash (used in) investing activities		(1,441)	(13)

Warrants exercised		59	32
Principal elements of lease payments		(24)	(21)
Purchase of treasury shares	5	(545)	(543)
Payment of withholding taxes on behalf of employees on net settled RSUs		(85)	(79)

Net cash (used in) financing activities		(595)	(611)

Change in cash and cash equivalents		(523)	2,611

Cash and cash equivalents at the beginning of the period		14,867	9,893
Exchange rate adjustments		326	(216)

Cash and cash equivalents at the end of the period		14,670	12,288

Cash and cash equivalents include:
Bank deposits		13,773	11,583
Short-term marketable securities		897	705

Cash and cash equivalents at the end of the period		14,670	12,288

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 27/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2022	66	12,309	98	14,809	27,282

Net profit	—	—	—	210	210
Other comprehensive income	—	—	19	—	19
Total comprehensive income	—	—	19	210	229

Transactions with owners:
Exercise of warrants	—	32	—	—	32
Purchase of treasury shares	—	—	—	(564)	(564)
Share-based compensation expenses	—	—	—	115	115
Withholding taxes on behalf of employees on net settled RSUs	—	—	—	(79)	(79)

Balance at March 31, 2023	66	12,341	117	14,491	27,015

Balance at December 31, 2023	66	12,461	60	19,023	31,610

Net profit	—	—	—	1,325	1,325
Other comprehensive income	—	—	48	—	48
Total comprehensive income	—	—	48	1,325	1,373

Transactions with owners:
Exercise of warrants	—	59	—	—	59
Purchase of treasury shares	—	—	—	(628)	(628)
Share-based compensation expenses	—	—	—	168	168
Withholding taxes on behalf of employees on net settled RSUs	—	—	—	(85)	(85)

Balance at March 31, 2024	66	12,520	108	19,803	32,497

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 28/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2023 Annual Report (Annual Report). A number of amended standards became applicable for the current reporting period. There was no impact to Genmab’s financial statements as a result of adopting these amended standards. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS Accounting Standards

In preparing interim reports, certain provisions under IFRS Accounting Standards (IFRS) require management to make judgements (various accounting estimates and assumptions), which may significantly impact Genmab’s financial statements. The interim report has been prepared using the same judgments and estimates as outlined in Section 1 – Basis of Presentation in the financial statements in the Annual Report. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

Reclassifications and Revisions

To facilitate comparison of information across periods, certain immaterial reclassifications and revisions have been made to prior period amounts to conform to the current period’s presentation. Refer to Note 1.4 in the Annual Report for further details.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 29/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Note 2 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended
	March 31,
	2024	2023
(DKK million)
Revenue by type:
Royalties	3,104	2,408
Reimbursement revenue	280	255
Milestone revenue	343	104
Collaboration revenue	93	67
Net product sales	323	—
Total	4,143	2,834

Revenue by collaboration partner:
Janssen	2,479	2,080
Roche	181	166
Novartis	441	269
BioNTech	250	230
Pfizer	119	89
AbbVie	350	—
Total*	3,820	2,834

Royalties by product:
DARZALEX	2,382	1,932
Kesimpta	437	266
TEPEZZA	181	166
Other**	104	44
Total	3,104	2,408

* Excludes Genmab’s Net product sales

** Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.

Net Product Sales

Genmab recognized net product sales of DKK 323 million during the first three months of 2024. EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023. As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during the first three months of 2023.

Deferred Revenue

As part of the continued evaluation of deferred revenue related to the AbbVie Agreement, during the first three months of 2024, Genmab’s classification of deferred revenue reflects the current estimate of co-development activities as of March 31, 2024, with no deferred revenue recognized as revenue. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 30/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Note 3 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	March 31,	December 31,
	2024	2023
Percent

USD	82%	81%
DKK	11%	12%
EUR	6%	6%
GBP	1%	1%
Total	100%	100%

As of March 31, 2024, 67% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated compared to 72% as of December 31, 2023.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	March 31, 2024				December 31, 2023
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	14,914	—	—	14,914	13,268	—	—	13,268
Other investments	38	—	115	153	47	—	87	134

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 31/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Note 4 – Financial Income and Expenses

	Three Months Ended
	March 31,
	2024	2023
(DKK million)

Financial income:
Interest and other financial income	295	192
Gain on marketable securities, net	43	85
Gain on other investments, net	—	7
Foreign exchange rate gain, net	590	—

Total financial income	928	284

Financial expenses:
Interest and other financial expenses	(7)	(6)
Loss on other investments, net	(6)	—
Foreign exchange rate loss, net	—	(429)

Total financial expenses	(13)	(435)

Net financial items	915	(151)

Interest Income

Interest income was DKK 295 million in the first three months of 2024 compared to DKK 192 million in the first three months of 2023. The increase of DKK 103 million was driven by higher cash and cash equivalents and marketable securities, as well as higher interest rates on USD denominated marketable securities in the first three months of 2024 compared to the first three months of 2023.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net was DKK 590 million in the first three months of 2024 compared to foreign exchange rate loss, net of DKK 429 million in the first three months of 2023. The USD strengthened against the DKK in the first three months of 2024, positively impacting our USD denominated securities and cash holdings. The USD weakened against the DKK in the first three months of 2023, negatively impacting our USD denominated securities and cash holdings.

	March 31, 2024	December 31, 2023	March 31, 2023	December 31, 2022

USD/DKK Foreign Exchange Rates	6.8955	6.7447	6.8492	6.9722

% Increase/(decrease) from prior year-end	2.2%		(1.8)%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 43 million in the first three months of 2024 compared DKK 85 million in the first three months of 2023. The decrease of DKK 42 million was primarily driven by the change in interest rate outlooks for the U.S. and to a lesser extent for EU.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 32/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Note 5 – Share-Based Payments

Restricted Stock Unit Program

Genmab has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based.

	Three Months Ended
	March 31,
	2024	2023
RSUs granted	436,774	273,236
Weighted average fair value per RSU granted (DKK)	2,015.91	2,639.29

RSUs vested	117,107	73,128

Refer to Note 4.6 in the Annual Report for details on the RSU program.

Warrant Program

Genmab has established a warrant program (equity-settled share-based payment transactions) as an incentive for all Genmab employees. Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board of Directors may only be granted RSUs.

	Three Months Ended
	March 31,
	2024	2023
Warrants granted	329,027	185,747
Weighted average exercise price per warrant granted (DKK)	2,014.28	2,655.65
Weighted average Black-Scholes fair value per warrant granted (DKK)	653.05	940.56

Warrants exercised	48,429	24,359
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,211.78	1,306.89
% change in share capital - warrants exercised	0.07%	0.04%

Refer to Note 4.6 in the Annual Report for details on the warrant program.

Share-Based Compensation Expense

Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first three months of 2024 were DKK 168 million compared to DKK 115 million for the first three months of 2023.

Share Repurchases

As of March 31, 2024, Genmab’s 2021 and 2023 authorizations have shares available for repurchase, whereas Genmab’s 2019 authorization has expired. In addition, at Genmab’s Annual General Meeting on March 13, 2024, a new authorization to acquire treasury shares up to a nominal amount of DKK 3,500,000 was granted.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 33/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

	2024 Authorization	2023 Authorization	2021 Authorization
Number of shares authorized for repurchase[1]	3,500,000	500,000	500,000
Actual shares repurchased under authorization	121,123	—	450,000
Shares available for repurchase as of March 31, 2024	3,378,877	500,000	50,000
[1] Nominal value of DKK 3,500,000 for 2024, and DKK 500,000 for 2023 and 2021 Authorizations

As announced on February 14, 2024, and March 15, 2024, Genmab initiated two share buy-back programs. The purpose of the share buy-back program announced on February 14, 2024, was to honor our commitments under the RSU program. The share buy-back program announced on March 15, 2024 is in support of our capital allocation strategy. During the first three months of 2024, Genmab acquired 311,123 of its own shares under both programs, representing approximately 0.5% of share capital as of December 31, 2023. The total amount incurred to acquire the shares, including directly attributable costs, was DKK 628 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of March 31, 2024. During the first three months of 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount incurred to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity.

As of March 31, 2024, 981,465 treasury shares were held by Genmab.

Note 6 – Related Parties

Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first three months of 2024.

Changes to the Executive Management and the Board of Directors

There were no changes to the Executive Management team during the first three months of 2024. The Executive Management team is comprised of:

-	Jan van de Winkel, President and Chief Executive Officer,
-	Anthony Pagano, Executive Vice President and Chief Financial Officer,
-	Judith Klimovsky, Executive Vice President and Chief Development Officer,
-	Anthony Mancini, Executive Vice President and Chief Operating Officer,
-	Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer,
-	Birgitte Stephensen, Executive Vice President and Chief Legal Officer,
-	Christopher Cozic, Executive Vice President and Chief People Officer, and,

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 34/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

-	Martine van Vugt, Executive Vice President and Chief Strategy Officer.

Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, are formally registered as executive managers with the Danish Business Authority.

Following Genmab’s Annual General Meeting on March 13, 2024, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani continue to serve as employee-elected board members for a three-year period expiring in 2025.

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	March 31,	December 31,
	2024	2023
(DKK million)
Right-of-use assets
Properties	923	686

Total right-of-use assets	923	686

Lease liabilities
Current	92	90
Non-current	918	680

Total lease liabilities	1,010	770

During the first three months of 2024, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease in the U.S. with respect to office and laboratory space. During the first three months of 2023, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease for the new headquarters in Denmark.

Leases not yet commenced

During the first three months of 2024, Genmab entered into a lease agreement with respect to office space in Japan with a commencement date in June 2024 and a non-cancellable term through June 2029. The total future minimum payments over the term of the lease and estimated capital expenditures to fit out the space are not material.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 35/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

Amounts recognized in the statements of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	Three Months Ended
	March 31,
	2024	2023
(DKK million)
Depreciation charge of right-of-use assets
Properties	22	21

Total depreciation charge of right-of-use assets	22	21

Variable lease payments, short-term lease expense, lease interest expense and low-value leases are not material.

Note 8 – Subsequent Events to the Balance Sheet Date

On April 3, 2024, Genmab and ProfoundBio announced that the companies have entered into a definitive agreement for Genmab to acquire ProfoundBio in an all-cash transaction. The acquisition will give Genmab worldwide rights to three candidates in clinical development, including rinatabart sesutecan (Rina-S), plus ProfoundBio’s novel ADC technology platforms. Genmab will acquire ProfoundBio for USD 1.8 billion in cash, payable at closing (subject to adjustment for ProfoundBio’s closing net debt and transaction expenses). The proposed transaction is expected to close in the first half of 2024. The closing of the proposed transaction is subject to the satisfaction of customary closing conditions.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of March 31, 2024.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 36/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative, and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on LinkedIn and X.

This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; HexElect® and KYSO®; Tivdak® is a trademark of Seagen Inc.; EPCORE™, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 37/38
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Quarter of 2024

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab Group for the quarter ended March 31, 2024.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in our 2023 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2024.

Copenhagen, May 2, 2024

Registered Members of Executive Management

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Carl Jacobsens Vej 30	www.genmab.com	Page 38/38
2500 Valby, Denmark		CVR no. 2102 3884